August 16, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Fortitude Life Insurance & Annuity Company (“Registrant”)
    Registration Statement on Form S-3
    File No. _________

Members of the Commission:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, acceleration of the above-referenced Registration Statement on Form S-3 is hereby requested to November 16, 2023, or as soon thereafter as practicable.

Please call me at (615) 981-8801 if you have any questions.

Very truly yours,

FORTITUDE LIFE INSURANCE & ANNUITY COMPANY

By: /s/ Richard E. Buckley
Richard E. Buckley
Senior Vice President and Assistant General Counsel

PRUDENTIAL ANNUITIES DISTRIBUTORS, INC.

By: /s/ Maria Stewart
Maria Stewart
Assistant Secretary